NO ACT

DC
PE
2-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040701

Received SEC
FEB 2 5 2008
Washington, DC 20549

February 25, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Safeway Inc.
Incoming letter dated February 1, 2008

Dear Mr. Chevedden:

This is in response to your letter dated February 1, 2008 concerning the shareholder proposal submitted to Safeway by Nick Rossi. On January 31, 2008, we issued our response expressing our informal view that Safeway could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

cc: Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Safeway Inc. (SWY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

This is a further response to the company January 9, 2008 no action request which was submitted by Latham & Watkins. Evidence of questionable practices of Latham & Watkins in the no action process has just surfaced and these practices should not be permitted in other no action requests by Latham & Watkins.

In the Nicor Inc. (GAS) no action request submitted by Latham & Watkins in regard to Mr. Nick Rossi's Nicor proposal, Latham & Watkins failed to provide the shareholder party with:

1) The Latham & Watkins revised version of its December 18, 2007 no action request.
2) The Latham & Watkins January 9, 2008 supplement which responded to the shareholder party's December 29, 2007 rebuttal.

The above two documents were first and only received by the shareholder party directly from the Securities and Exchange Commission on February 1, 2008.

It is respectfully requested that the company provide electronically a list to the shareholder party and the staff of all the separate submittals regarding this Safeway rule 14a-8 proposal before the staff issues its Staff Reply Letter.

The staff should also consider requiring each company that hires Latham & Watkins for no action requests to take the same notification steps on each no action request submitted by Latham & Watkins for 2008 to prevent a reoccurrence of this prejudicial practice.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

It is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Laura Donald <Laura.Donald@safeway.com>

END